                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

      OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      FOR THE TRANSITION PERIOD FROM ___________ TO _____________

      COMMISSION FILE NUMBER 1-12001

                                 THE 401(K) PLAN
                                 ---------------
                                 (Title of Plan)

                       ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)

             1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE
The 401(k) Plan
Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

                                 The 401(k) Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2003 and 2002

                                    CONTENTS

Report of Independent Registered Public Accounting Firm .......................................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits ...............................................................   2
Statements of Changes in Net Assets Available for Benefits.....................................................   3
Notes to Financial Statements .................................................................................   4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..................................................   12


Signatures ....................................................................................................   13


Exhibit


  23 Consent of Independent Registered Public Accounting Firm


             Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 18, 2004
Pittsburgh, Pennsylvania

                                 The 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                                                       DECEMBER 31
                                                                                2003                  2002
                                                                         --------------------------------------
Investments:
   Interest in Allegheny Technologies Incorporated Savings Plan
     Trust                                                               $     63,656,539      $     48,261,282
   Interest in registered investment companies                                 53,795,031            24,440,212
   Corporate common stocks                                                      7,643,532             2,758,998
   Participant loans                                                            5,162,484             4,759,289
   Interest in common collective trusts                                           124,428            23,349,360
                                                                         --------------------------------------
Total investments                                                             130,382,014           103,569,141

Other payables, net                                                              (116,099)             (553,862)
                                                                         --------------------------------------
Net assets available for benefits                                        $    130,265,915      $    103,015,279
                                                                         ======================================

See accompanying notes.

                                 The 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                                   YEARS ENDED DECEMBER 31
                                                                                 2003                  2002
                                                                          ----------------------------------------
Contributions:
  Employer                                                                $       3,496,473      $       3,164,787
  Employee                                                                        8,907,333             10,434,842
                                                                          ----------------------------------------
Total contributions                                                              12,403,806             13,599,629

Investment income (loss):
  Net gain (loss) from interest in Allegheny Technologies Incorporated
     Savings Plan Trust                                                           8,672,796             (8,100,719)
  Net gain (loss) from interest in registered investment companies                8,297,937             (4,413,303)
  Net unrealized/realized gain (loss) on corporate common stocks                  4,662,239             (3,921,062)
  Net gain (loss) from interest in common collective trusts                       1,998,905             (3,838,275)
  Interest income                                                                   327,889                348,298
  Dividend income                                                                   141,650                242,164
                                                                          ----------------------------------------
Total investment gain (loss)                                                     24,101,416            (19,682,897)
                                                                          ----------------------------------------
                                                                                 36,505,222             (6,083,268)

Distributions to participants                                                    (9,094,657)           (11,417,423)
Plan transfers, net                                                                (121,067)                48,151
Administrative expenses and other, net                                              (38,862)               (35,653)
                                                                          ----------------------------------------
                                                                                 (9,254,586)           (11,404,925)
                                                                          ----------------------------------------

Net increase (decrease) in net assets available for benefits                     27,250,636            (17,488,193)
Net assets available for benefits at beginning of year                          103,015,279            120,503,472
                                                                          ----------------------------------------
Net assets available for benefits at end of year                          $     130,265,915      $     103,015,279
                                                                          ========================================

See accompanying notes.

                                 The 401(k) Plan

                          Notes to Financial Statements

                     Years ended December 31, 2003 and 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

      Bank and insurance investment contracts (investment contacts) with varying contract rates and maturity dates are stated at contract value.

      Although it is management's intention to hold the investment contracts in the Fixed Income Master Trust until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

      All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Qualifying employee contributions are partially matched by the respective employing companies which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), up to the lesser of a maximum of $1,000 annually for each participant, or 50% of participants' deferrals up to a maximum of 3.5% of total eligible wages (except for Allvac and Wah Chang). For the Allvac and Wah Chang operations, effective January 1, 2002, the $1,000 maximum limit on matching contributions was removed.

In addition, annual flat dollar contributions will be paid into the Plan at the end of each year provided the following criteria are met: the employee must have contributed a minimum of 2% of their total earnings for the year into the Plan; the employee must have completed a minimum

                                 The 401(k) Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

of 1,000 hours during the calendar year; and the employee must be an active, nonunion employee as of December 31st of that year. The exception to this rule is that employees who retire during the calendar year will remain eligible for this contribution, so long as they meet the 1,000-hour rule. Such retirees will receive a prorated contribution, based on the number of months they worked in the year. However, an employee who terminates (not retires) prior to December 31st will not be eligible for this flat dollar contribution, regardless of the number of hours worked.

The flat dollar contribution amounts are based on the employee's years of service, as follows:

   YEARS                                AMOUNT OF CONTRIBUTION
--------------------------------------------------------------
0 to 4                                      $       100
5 to 9                                              500
10 to 14                                            600
15 to 19                                            700
20 to 24                                            800
25 to 29                                          1,000
30 to 34                                          1,500
35 or more                                        2,000

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Fixed Income Master Trust. Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make "in-service" and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

                                 The 401(k) Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002.

                                                                                    DECEMBER 31
                                                                               2003               2002
                                                                         ----------------------------------
Allegheny Technologies Disciplined Stock Fund Master Trust               $   40,044,975      $   28,994,544
Fixed Income Master Trust                                                    22,728,876          18,879,997
Oakmark Balanced Fund                                                        19,706,939                   -*
Prudential Jennison Growth Fund, Class A Shares                               9,330,003           7,054,970
Dreyfus Bond Market Index Fund                                                8,911,329           9,696,550
Allegheny Technologies Incorporated common stock                              7,643,532           2,758,998*
Dreyfus Lifestyle Growth and Income Fund                                              -*         15,447,814
Dreyfus Lifestyle Growth Fund                                                         -*          5,741,808

*Shown for comparative purposes.

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts: the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust, and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized trust basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust, the Fixed Income Master Trust, and the Alliance Equity Master Trust was as follows:

                                                                                  2003          2002
                                                                                  -------------------
Allegheny Technologies Disciplined Stock Fund Master Trust                        51.45%        52.79%
Fixed Income Master Trust                                                         11.86         10.44
Alliance Equity Master Trust                                                       2.48          1.46

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                                 The 401(k) Plan

3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2003 and 2002 was as follows:

                                                                    2003                  2002
                                                               -----------------------------------
Guaranteed investment contracts:
   Canada Life                                                 $   2,757,412         $   2,757,412
   GE Life and Annuity                                             9,583,804            10,420,327
   Hartford Life Insurance Company                                10,939,222            10,460,185
   John Hancock Life Insurance Company                             8,848,178             9,854,982
   Monumental Life Insurance Company                               2,353,862             2,363,422
   New York Life Insurance Company                                 6,814,589             7,808,955
   Ohio National Life                                              4,652,712             5,976,900
   Pacific Mutual Life Insurance Company                           6,075,054             6,074,436
   Principal Life                                                  1,187,962             1,134,634
   Protective Life Insurance Company                               1,006,456             1,006,463
   Pruco Pace Credit Enhanced                                      8,947,069             8,689,223
   Safeco Life Insurance                                                   -             1,973,290
   Security Life of Denver                                         6,737,205             6,465,137
   Sun America, Inc.                                                       -             2,988,024
   United of Omaha                                                 7,226,335             7,226,335
                                                               -----------------------------------
                                                                  77,129,860            85,199,725

Synthetic guaranteed investment contracts:
   Caisse des Depots et Consignations                              1,999,995             4,953,210
   CIT Equipment                                                           -               996,925
   Common Wealth Edison                                                    -             2,999,980
   Commit to purchase FNMA 02-74 LC                                        -             3,071,979
   Conn RRB Spec Trust                                                     -             2,948,436
   Detroit Edison                                                          -             2,027,941
   FHLMC                                                                   -             5,977,227
   Illinois Power Sp Trust                                                 -             1,971,078
   MBNA Master CC Trust                                                    -             1,993,490
   MDA Monumental BGI Wrap                                        33,990,199            41,868,727
   Peco Energy Company                                                     -             1,970,899
   Peoples Security Life Insurance Company                                 -             2,491,608
   Public Service                                                          -             2,036,624
   Bank of America                                                17,803,044                     -
   Rabobank                                                       36,635,330                     -
   Transamerica Occidental                                                 -             6,568,303
   Union Bank of Switzerland                                      14,768,321               174,682
   Westdeutsche Landesbank Girozentrale                                    -             3,556,463
                                                               -----------------------------------
                                                                 105,196,889            85,607,572

Interest in common collective trusts                               8,515,369             7,972,257
Interest-bearing cash                                                      -               212,167
Other                                                                764,537             1,817,668
                                                               -----------------------------------
Total net assets                                               $ 191,606,655         $ 180,809,389
                                                               ===================================

                                 The 401(k) Plan

3. INVESTMENTS (CONTINUED)

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations
(CMOs) with fair values of $107,926,162 and $88,750,762 at December 31, 2003 and 2002, respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2003 and 2002, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.58% to 8.02% and 3.27% to 8.05%, respectively.

For the years ended December 31, 2003 and 2002, the average annual yield for the investment contracts in the Fund was 5.31% and 5.74%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current, interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2003 and 2002.

                                 The 401(k) Plan

3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2003 and 2002 was as follows:

                                                                       2003                 2002
                                                                  ------------------------------------
Investment in pooled separate accounts:
   Alliance Equity Fund S.A. #4                                   $    35,666,427      $    26,603,639
Operating payables                                                        (10,616)             (49,895)
                                                                  ------------------------------------
Total net assets                                                  $    35,655,811      $    26,553,744
                                                                  ====================================

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2003 and 2002 was as follows:

                                                                       2003                   2002
                                                                 ---------------------------------------
Corporate common stocks                                          $     77,259,404       $     53,256,475
Interest in common collective trusts                                      337,451              1,630,752
Receivables                                                               283,072                 67,848
Payables                                                                  (42,301)               (25,733)
                                                                 ---------------------------------------
Total net assets                                                 $     77,837,626       $     54,929,342
                                                                 =======================================

                                 The 401(k) Plan

3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:

                                                                                            ALLEGHENY TECHNOLOGIES
                                                                                         DISCIPLINED STOCK FUND MASTER
                             FIXED INCOME MASTER TRUST     ALLIANCE EQUITY MASTER TRUST              TRUST
                           -------------------------------------------------------------------------------------------
                                                            YEARS ENDED DECEMBER 31
                           -------------------------------------------------------------------------------------------
                               2003           2002             2003           2002             2003           2002
                           -------------------------------------------------------------------------------------------
Investment income (loss):
   Interest income         $  9,953,790   $   9,786,577    $         -     $         -     $   214,654    $         -
   Net realized/
     unrealized
     gain (loss) on
     corporate common
     stocks                           -           1,528              -               -      13,699,382    (17,406,255)
   Dividends                          -               -              -               -       1,073,159        948,623
   Net gain (loss),
     registered invest-
     ment companies              45,315               -              -               -               -              -
   Net gain (loss), pooled
     separate accounts                -               -      9,614,660     (10,652,634)              -              -
   Net gain, common
     collective trusts          111,616         172,081              -               -          10,183         13,761
Other income                          -          69,815              -               -               -              -
Administrative expenses        (201,917)       (236,944)       (72,409)       (118,618)       (660,982)      (424,085)
Transfers                       888,462       5,374,077       (440,184)     (2,634,913)      8,571,888     (5,733,400)
                           ------------------------------------------------------------------------------------------
Net increase (decrease)      10,797,266      15,167,134      9,102,067     (13,406,165)     22,908,284    (22,601,356)
Total net assets at
  beginning of year         180,809,389     165,642,255     26,553,744      39,959,909      54,929,342     77,530,698
                           ------------------------------------------------------------------------------------------
Total net assets at
  end of year              $191,606,655   $ 180,809,389    $35,655,811     $26,553,744     $77,837,626    $54,929,342
                           ==========================================================================================

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net gain (loss) from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statements of changes in net assets available for benefits.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The determination letter does not include Plan amendments subsequent to December 31, 2001. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                                 The 401(k) Plan

5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                                 The 401(k) Plan

                            EIN: 25-1792394 Plan: 098

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2003

                             DESCRIPTION                              UNITS/SHARES     CURRENT VALUE
------------------------------------------------------------------------------------------------------
Registered Investment Companies
-------------------------------
Dreyfus Bond Market Index Fund*                                        860,166.905     $     8,911,329
Prudential Jennison Growth Fund, Class A Shares                        714,395.334           9,330,003
Dreyfus Emerging Leaders Fund*                                          81,775.671           3,166,354
PIMCO NFJ Funds                                                         13,695.854             343,355
Morgan Stanley Small Co Growth Funds                                    50,787.789             549,016
MFS Value Fund                                                           8,852.876             180,068
Artisan Funds                                                          171,930.462           4,432,367
Dreyfus Appreciation Fund*                                               6,730.891             249,985
Dreyfus Premier International Fund*                                    281,831.035           4,658,667
Hartford Midcap Fund                                                    55,037.669           1,355,578
Lord, Abbett Midcap Fund                                                17,441.514             328,424
Oakmark Balanced Fund                                                  894,956.375          19,706,939
                                                                                       ---------------
                                                                                            53,212,085

Self-directed accounts
----------------------
Wasatch Funds - Global Tech                                              1,895.167              22,951
Vanguard/Windsor Fd II Portfolio                                           227.885               6,037
Dreyfus Premier Emerging Mkts Fd - C1.A*                                   113.218               1,903
AIM Equity Funds Large Cap                                               1,012.033               9,250
AIM Equity Funds LC - Basic Value                                           725.32               8,972
Dreyfus 100% US Treasury MM Funds*                                      18,840.860              18,841
Dreyfus Midcap Value Fund*                                                  42.997               1,187
Oakmark International Fund                                                  66.224               1,193
Longleaf Partners Fund                                                     975.419              29,243
PIMCO Funds Pacific Inv Mgmt.                                           39,211.329             419,953
Vanguard Specialized Portfolio - Health Care                               252.259              30,415
Vanguard Primecap Fund                                                     561.685              29,792
Dreyfus Technology Growth Fund*                                            110.131               2,530
Strong Equity Fds - Technology 100 Fd                                      115.155                 521
Ryder Ser Tr Dynamic Velocity 100 Fd                                         7.977                 158
                                                                                       ---------------
Total self-directed accounts                                                                   582,946
                                                                                       ---------------
Total registered investment companies                                                  $    53,795,031
                                                                                       ===============

Corporate Common Stocks
-----------------------
Allegheny Technologies Incorporated common stock*                      578,179.431     $     7,643,532
                                                                                       ===============

Participant loans* (5.0% to 10.5%, with maturities through 2017)                       $     5,162,484
                                                                                       ===============

Common Collective Trusts
------------------------
Dreyfus-Short Term Investment Fund*                                    124,428.070     $       124,428
                                                                                       ===============

*Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ALLEGHENY TECHNOLOGIES INCORPORATED
                                     THE 401(K) PLAN

                                     By: /s/ Richard J. Harshman
                                         -----------------------------------
Date: June 25, 2004                      Richard J. Harshman
                                         Executive Vice President-Finance and
                                         Chief Financial Officer
                                         (Principal Financial Officer and Duly
                                         Authorized Officer)